FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Thomsen, Mikal J.	2. Issuer Name and Ticker or Trading Symbol Western Wireless Corporation (WWCA)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Director and President
(Last) (First) (Middle) c/o Western Wireless Corporation 3650 131st Avenue SE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 2/28/2003
(Street) Bellevue, WA 98006		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock								59,333	D
Class A Common Stock								84,897	I	By PN Cellular, Inc.(9)
Class A Common Stock								77,326	I	By Stanton Communications Corp.(9)
Class A Common Stock								50,000	I	By Family Trust(10)
Class A Common Stock								2,000	I	By Family Trust(10)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Class B Common Stock	n/a	2/28/03		M		25,000		Immed.	n/a	Class A Common Stock(1)	25,000	$4.527	172,958	D
Class B Common Stock	n/a							Immed.	n/a	Class A Common Stock(1)	172,484		172,484	I	By PN Cellular, Inc.(9)
Class B Common Stock	n/a							Immed.	n/a	Class A Common Stock(1)	180,217		180,217	I	By Stanton Communications Corp.(9)
Stock Option - Right to Buy	$8.125							(2)	1/1/2008	Class A Common Stock	111,233		111,233	D
Stock Option - Right to Buy	$5.279							(3)	7/29/2005	Class A Common Stock(6)	109,294		109,294	D
Stock Option - Right to Buy	$6.418							(4)	12/31/2006	Class A Common Stock	94,155		94,155	D
Stock Option - Right to Buy	$9.946							(5)	1/1/2009	Class A Common Stock	128,310		128,310	D
Stock Option - Right to Buy	$4.527	2/28/03		M			25,000	5/21/1999	12/31/2004	Class A Common Stock(6)	25,000		58,500	D
Stock Option - Right to Buy	$39.1875							(7)		Class A Common Stock	120,000		120,000	D
Stock Option - Right to Buy	$5.12							(8)		Class A Common Stock	40,000		40,000	D

Explanation of Responses:

(1) Shares of Class B Common Stock are convertible on a one-for-one basis, subject to the Issuer's charter, into shares of Class A Common Stock.
(2) 15,000 options vested May 21, 1999; remaining 96,233 options vest in three equal annual increments beginning January 1, 2000.
(3) 43,000 options vested May 21, 1999; remaining 66,294 options vested July 29, 1999.
(4) 30,000 options vested May 21, 1999; remaining 64,155 options vested in two equal annual increments beginning December 31, 1999.
(5) 128,310 options vest in four equal annual increments beginning January 1, 2000.
(6) Options are exercisable into shares of Class B Common Stock, which are convertible on a one-for-one basis, subject to the Issuer's charter, into shares of Class A Common Stock.
(7) 48,000 options vested on January 1, 2002; remaining 72,000 options vest in three equal annual increments beginning January 1, 2003.
(8) Option vests in four equal annual increments beginning January 1, 2004.
(9) Pro rata shares that may be deemed to be beneficially owned by the reporting person through his ownership interest in PN Cellular, Inc. and Stanton Communications Corp. The reporting person does not have voting control over such shares.
(10) The reporting person disclaims beneficial ownership of all securities held by the trusts for the benefit of the reporting person's children, and this report shall not be deemed on admission that the reporting person is the beneficial owner of these shares for purposes of Section 16 or for any other purpose.

By: /s/ Jeffrey A. Christianson Attorney-in-fact **Signature of Reporting Person	3/4/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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